UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

April 14, 2022

Date of Report (Date of earliest event reported)

PRINCETON BANCORP, INC.

(Exact name of registrant as specified in its charter)

New Jersey	333-263313	Applied For
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Ident. No.)

183 Bayard Lane, Princeton, New Jersey		08540
(Address of principal executive offices)		(Zip Code)

(609) 921-1700

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events

Proxy Advisor Recommendations in Connection with Holding Company Reorganization

The Bank of Princeton (the “Bank”) is scheduled to hold its 2022 annual meeting of stockholders (the “2022 Annual Meeting”) on April 29, 2022. At the 2022 Annual Meeting, the stockholders of the Bank will be asked to consider and vote upon, among other things, a proposal to approve the Bank’s reorganization into a bank holding company structure by approving and adopting an Agreement and Plan of Reorganization and Merger pursuant to which (a) the Bank will, subject to necessary approvals, become a wholly owned subsidiary of the Registrant and (b) each outstanding share of common stock of the Bank will be exchanged, by operation of law, for one share of common stock of the Registrant (collectively, we refer to this transaction as the “Reorganization”).

A certain proxy advisory firm has published its analysis and benchmark policy voting recommendations with respect to the 2022 Annual Meeting. In such analysis, the proxy advisor stated that the Reorganization “would result in material changes in the rights of shareholders. Notably, the vote requirement needed for shareholders to amend the bylaws will increase from a majority to two-thirds vote, and shareholders will lose the right to call special shareholder meetings. Additionally, no shareholder approval would be required for mergers in which the company’s shareholders maintain majority control of the outstanding shares.”

The Bank and the Registrant do not desire to materially change the rights of shareholders in any negative manner. Therefore they each commit to take all necessary steps to amend the Registrant’s articles of incorporation to (i) allow shareholders entitled to cast at least 20% of the votes that all shareholders are entitled to cast at the particular meeting (the minimum percentage allowable under the Pennsylvania Business Corporation Law of 1988, as amended) to call special shareholder meetings, (ii) reduce the vote requirement needed for shareholders to amend the bylaws to a majority vote, and (iii) eliminate any supermajority exceptions to the requirement that amendments to the articles of incorporation require a majority vote of the shareholders. We expect to have the articles of incorporation so amended within the next 30 days, after the completion of all necessary documentation and filings.

The other statement of the proxy advisor, that no shareholder approval is required for mergers in which the company’s shareholders maintain majority control of the outstanding shares after the merger, is a requirement under the Pennsylvania Business Corporation Law of 1988, as amended, and by law cannot be changed. However due to the Nasdaq listing rules that require shareholder approval for mergers in which the company’s shareholders maintain majority control of the outstanding shares, we do not believe that this Pennsylvania law provision results in a material change in the rights of the Bank’s shareholders.

The Registrant’s common stock will be listed on the Nasdaq Global Market. Under the Nasdaq listing rules, the approval of the Registrant’s shareholders would be required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if:

(1) the common stock to be issued will have voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock in such acquisition;

(2) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities in such acquisition; or

(3) any director, officer or substantial shareholder of the Registrant has a 5% or greater interest in the company to be acquired and the present or potential issuance of common stock could result in an increase in outstanding common shares or voting power of 5% or more.

Therefore the voting rights of the Registrant’s shareholders would be protected and maintained in any material stock for stock merger transaction in which the Registrant’s shareholders maintain majority control of the outstanding shares after the merger.

A holding company corporate structure will enhance the Bank’s ability to compete under the laws and conditions prevailing in banking today. As a result of the proposed holding company structure, the Bank will have:

•	greater flexibility in carrying on its business activities;

•	greater ability to raise Tier 1 capital;

•	greater ability to respond to future needs and opportunities to expand the financial services currently offered and the market currently served;

•	greater opportunity for diversification, either through newly formed subsidiaries or the acquisition of established financial institutions or other providers of financial services;

•	greater flexibility to meet future financing needs through issuance of additional common stock or preferred stock without regulatory approval; and

•	greater authority to redeem its shares, subject to regulatory limits, without prior regulatory approval.

We believe that with the commitment to remove the perceived material adverse changes in shareholder rights, and given the aforementioned business and financial benefits of the Reorganization, the proposed holding company structure is in the best interest of the Bank’s shareholders.

Proxy Advisor Recommendations in Connection with Director Elections

In its analysis, the proxy advisor also recommended that shareholders withhold their votes for the nominees for director who are members of the Bank’s nominating and corporate governance committee because the proxy advisor believes that the Bank board has failed to remove, or subject to a sunset requirement, the supermajority (2/3) vote requirement to enact certain changes to the Bank’s charter and bylaws. The only supermajority vote requirement with respect to the Bank’s charter and bylaws pertains to the charter and this is a New Jersey statutory requirement that cannot be changed. There are no supermajority vote requirements with respect to the Bank’s bylaws.

In addition, this issue is eliminated upon the completion of the Reorganization because the shareholders’ rights will be governed by the Registrant’s articles of incorporation and bylaws and not the Bank’s. Further, due to the forthcoming amendment to the Registrant’s articles of incorporation discussed above, the vote requirement needed for shareholders to amend the articles of incorporation and bylaws will be reduced in all cases to a majority vote.

The only supermajority (2/3) vote requirement to amend the Bank’s charter is a requirement set forth in section 17:9a – 117 of the New Jersey Banking Act of 1948, which reads:

“17:9A-117. Procedure for amending certificate of incorporation. Whenever the board of directors shall deem it advisable to amend the certificate of incorporation, it shall adopt a resolution setting forth the proposed amendment and fixing a date for a meeting of stockholders to take action thereon, upon notice given pursuant to section 81. If, at such meeting or at any adjournment thereof, the holders of at least two-thirds of the capital stock entitled to vote shall vote in favor of the proposed amendment or any modification thereof, a certificate thereof, setting forth the amendment in full and certifying that the amendment was made for a purpose authorized by law in the manner required by this article, … shall be submitted to the commissioner for approval…[emphasis added].”

The Bank’s board cannot under any circumstance remove, modify or subject to a sunset requirement, the supermajority (2/3) vote requirement. It is the vote required by New Jersey law under every circumstance without exception for New Jersey state-chartered banks.

There is not any provision in the Bank’s charter or bylaws requiring a vote of two-thirds of outstanding shares to adopt, amend or repeal the Bank’s bylaws. Such a provision is not permitted under the New Jersey Banking Act of 1948. Under section 17:9A – 78 of the New Jersey Banking Act of 1948 and the Bank’s bylaws, by-laws shall not be made, altered or repealed by the stockholders except at an annual or special meeting of the stockholders by the affirmative vote of the holders of a majority of the capital stock of the bank entitled to vote at such meeting.

Because (i) the Bank’s supermajority voting requirement provisions with respect to its charter cannot legally be removed or made subject to a sunset requirement, and (ii) there are no supermajority vote requirements with respect to the Bank’s bylaws, the Bank believes that withhold votes solely based on that proxy advisor’s recommendation are not warranted for the incumbent members of the governance committee.

Further, this issue is eliminated upon the completion of the Reorganization because the shareholders’ rights will be governed by the Registrant’s articles of incorporation and bylaws and not the Bank’s. Further, due to the forthcoming amendment to the Registrant’s articles of incorporation discussed above, the vote requirement needed for shareholders to amend the articles of incorporation and bylaws of the Registrant will be reduced in all cases to a majority vote.

Attendance of Directors

In its analysis, the proxy advisor recommended a withhold vote for one of the Bank’s nominees for director for failing to attend at least 75 percent of his total board meetings held during the fiscal year under review without disclosing the reason for the absences. This director is a member of the Loan Committee and the Asset/Liability Investment Committee (“ALCO”). He attend 100% percent of all board meeting held (11) during 2021; 100% of all ALCO meetings held (4) during 2021; and 46% of all Loan Committee meetings held (12 of 26 meetings) during 2021.

The Loan Committee is by far the most demanding Board committee in terms of the number of meetings. While this director attend 27 board and committee meetings, his schedule did not allow him to attend the large number of meetings required by the Loan Committee. So while he attended 100% of all Board and ALCO meetings, he only attended 66% of his total board and committee meetings due to his Loan Committee attendance.

Therefore we urge the Bank’s shareholders to vote FOR the election of each of the Bank’s nominees to the Board of Directors of the Bank, and FOR the Agreement and Plan of Reorganization and each of the other three proposals at the 2022 annual meeting of stockholders.

Forward-Looking Statements

The Registrant may from time to time make written or oral “forward-looking statements,” including statements contained in the Registrant’s filings with the SEC, in its reports to stockholders and in other communications by the Registrant (including this 8-K), which are made in good faith by the Registrant pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended.

These forward-looking statements involve risks and uncertainties, such as statements of the Registrant’s plans, objectives, expectations, estimates and intentions that are subject to change based on various important factors (some of which are beyond the Registrant’s control). The following factors, among others, could cause the Registrant’s and the Bank’s financial and other performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the extent of the adverse impact of the current global coronavirus outbreak on our customers, prospects and business, as well as the impact of any future pandemics or other natural disasters; civil unrest, rioting, acts or threats of terrorism, or actions taken by the local, state and Federal governments in response to such events, which could impact business and economic conditions in our market area, the strength of the United States economy in general and the strength of the local economies in which the Bank conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation, interest rate, market and monetary fluctuations; market volatility; the value of the Bank’s products and services as perceived by actual and prospective customers, including the features, pricing and quality compared to competitors’ products and services; the willingness of customers to substitute competitors’ products and services for the Bank’s products and services; credit risk associated with the Bank’s lending activities; risks relating to the real estate market and the Bank’s real estate collateral; the impact of changes in applicable laws and regulations and requirements arising out of our supervision by banking regulators; other regulatory requirements applicable to the Registrant and the Bank; technological changes; acquisitions; changes in consumer spending and saving habits; those risks set forth in the Registrant’s Registration Statement No. 333-263313 on Form S-4 and the Bank’s Annual Report on Form 10-K for the year ended December 31, 2021 under the heading “Risk Factors,” and the success of the Registrant and the Bank at managing the risks involved in the foregoing.

The Registrant cautions that the foregoing list of important factors is not exclusive. The Registrant does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Registrant or the Bank, except as required by applicable law or regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PRINCETON BANCORP, INC.
Dated: April 14, 2022

	By:	/s/ George S. Rapp
George S. Rapp
Executive Vice President and Chief Financial Officer